T. Rowe Price®
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2017 RESULTS

Assets Under Management Increase to $947.9 Billion

BALTIMORE (October 26, 2017) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2017 results, including net revenues of $1.2 billion, net income of $390.9 million, and diluted earnings per common share of $1.56. On a comparable basis, net revenues were $1.1 billion, net income was $327.8 million, and diluted earnings per common share was $1.28 in the third quarter of 2016.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis as well as a non-GAAP basis, that adjusts for the impact of the Dell appraisal rights matter, the firm's consolidated sponsored investment portfolios, the supplemental savings plan and other non-operating income. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

	Three months ended			Nine months ended		
(in millions, except per-share data)	9/30/2016	9/30/2017	% change	9/30/2016	9/30/2017	% change
U.S. GAAP basis						
Investment advisory fees	$ 970.5	$ 1,096.7	13.0 %	$ 2,761.9	$ 3,131.7	13.4 %
Net revenues	$ 1,092.9	$ 1,221.7	11.8 %	$ 3,131.7	$ 3,506.9	12.0 %
Operating expenses	$ 617.2	$ 673.2	9.1 %	$ 1,961.6	$ 1,929.1	(1.7) %
Net operating income	$ 475.7	$ 548.5	15.3 %	$ 1,170.1	$ 1,577.8	34.8 %
Non-operating income	$ 88.3	$ 67.3	(23.8)%	$ 214.9	$ 294.3	36.9 %
Net income attributable to T. Rowe Price Group	$ 327.8	$ 390.9	19.2 %	$ 835.2	$ 1,150.7	37.8 %
Diluted earnings per common share	$ 1.28	$ 1.56	21.9 %	$ 3.25	$ 4.60	41.5 %
Weighted average common shares outstanding assuming dilution	250.1	244.4	(2.3)%	251.5	244.3	(2.9) %
Adjusted - non-GAAP basis[(1)]						
Operating expenses	$ 615.6	$ 665.7	8.1 %	$ 1,790.8	$ 1,968.1	9.9 %
Net income attributable to T. Rowe Price Group	$ 299.9	$ 362.1	20.7 %	$ 845.7	$ 977.2	15.5 %
Diluted earnings per common share	$ 1.17	$ 1.45	23.9 %	$ 3.29	$ 3.91	18.8 %
Assets under Management (in billions)						
Average assets under management	$ 803.6	$ 927.4	15.4 %	$ 768.3	$ 886.3	15.4 %
Ending assets under management	$ 812.9	$ 947.9	16.6 %	$ 812.9	$ 947.9	16.6 %

(1) See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Assets Under Management

Assets under management increased $44.3 billion in the third quarter of 2017 to $947.9 billion at September 30, 2017. The firm's net cash inflows were $5.9 billion in the third quarter of 2017, inclusive of $8.1 billion of client transfers from the mutual funds to other portfolios. The components of the change in assets under management are shown in the table below.

	Three months ended 9/30/2017			Nine months ended 9/30/2017		
(in billions)	Sponsored U.S. mutual funds	Other investment portfolios	Total	Sponsored U.S. mutual funds	Other investment portfolios	Total
Assets under management at beginning of period	$ 566.5	$ 337.1	$ 903.6	$ 514.2	$ 296.6	$ 810.8
Net cash flows before client transfers	3.0	2.9	5.9	7.4	2.9	10.3
Client transfers from mutual funds to other portfolios	(8.1)	8.1	—	(16.0)	16.0	—
Net cash flows after client transfers	(5.1)	11.0	5.9	(8.6)	18.9	10.3
Net market appreciation and income, net of distributions not reinvested	23.9	14.5	38.4	79.7	47.1	126.8
Change during the period	18.8	25.5	44.3	71.1	66.0	137.1
Assets under management at September 30, 2017	$ 585.3	$ 362.6	$ 947.9	$ 585.3	$ 362.6	$ 947.9

The firm's net cash flows were in the following asset classes:

(in billions)	Three months ended 9/30/2017	Nine months ended 9/30/2017
Stock and blended asset	$ (.6)	$ (5.9)
Bond, money market, and stable value	6.5	16.2
Total net cash flows	$ 5.9	$ 10.3

Net cash flows into the firm's target date retirement portfolios were $1.0 billion in the third quarter of 2017 and $6.4 billion in the first nine months of 2017. The asset class cash flows above reflect the rebalancing done within the target date portfolios in order to maintain their prescribed asset allocation.

The firm's assets under management by asset class and in the firm's retirement date portfolios are as follows:

	As of		
(in billions)	12/31/2016	6/30/2017	9/30/2017
Equity	$ 450.6	$ 508.9	$ 537.2
Fixed income	121.2	125.4	130.9
Asset Allocation	239.0	269.3	279.8
Total assets under management	$ 810.8	$ 903.6	$ 947.9
Target date retirement portfolios	$ 189.2	$ 213.8	$ 223.3

Investors domiciled outside the United States accounted for about 5% of the firm's assets under management at December 31, 2016, and September 30, 2017.

Capital Management

T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored investment portfolio holdings (in millions) as follows:

	12/31/2016	9/30/2017
Cash and cash equivalents	$ 1,204.9	$ 1,869.4
Discretionary investments in sponsored investment portfolios	700.6	867.2
Total discretionary investments	1,905.5	2,736.6
Redeemable seed capital investments in sponsored investment portfolios	1,263.8	1,150.3
Investments in sponsored investment portfolios used to hedge the supplemental savings plan liability	—	178.4
Total cash and sponsored investment portfolio holdings	$ 3,169.3	$ 4,065.3

The firm's common shares outstanding decreased 2.6 million shares from the end of 2016 to 242.2 million at September 30, 2017. The firm expended $456.7 million during the first nine months of 2017 to repurchase 6.6 million shares, or 2.7%, of its outstanding common shares, including $9.7 million to repurchase 117,014 shares during the third quarter of 2017. The firm invested $129.1 million during the first nine months of 2017 in capitalized facilities and technology, and expects capital expenditures for 2017 to be up to $200 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources.

Investment Performance

The percentage of T. Rowe Price mutual funds (across share classes) that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the one-, three-, five-, and 10-years ended September 30, 2017, were:

	1 year	3 years	5 years	10 years
Outperformed Lipper averages				
All funds	67%	81%	84%	84%
Asset allocation funds	81%	95%	95%	93%
Top Lipper quartile				
All funds	41%	54%	56%	58%
Asset allocation funds	59%	64%	82%	81%

In addition, 87% of the firm's rated Price Funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains very competitive, especially over longer time periods.

4 Financial Results Investment advisory revenues earned in the current quarter from the T. Rowe Price mutual funds distributed in the U.S. were $783.9 million, an increase of 11.4% from the comparable 2016 quarter. Average U.S. mutual fund assets under management increased 12.7% to $576.1 billion. Investment advisory revenues earned in the current quarter from other investment portfolios were $312.8 million, an increase of 17.2% from the comparable 2016 quarter. Average assets under management for these portfolios increased 20.2% to $351.3 billion. The firm has reduced the management fees of certain of its mutual funds and other investment portfolios since mid-2016. These reductions were a factor in why investment advisory revenue grew slower than average assets under management during 2017. The firm regularly assesses the competitiveness of its fees and will continue to make adjustments as deemed appropriate. Operating expenses were $673.2 million in the third quarter of 2017, an increase of 9.1% from the comparable 2016 quarter. On a non-GAAP basis, our operating expenses increased $50.1 million, or 8.1%, to $665.7 million. The firm currently expects that its non-GAAP operating expenses will grow about 11% in 2017 versus 2016. This increase from previous guidance of about 10% results primarily from certain expenses, such as variable compensation, that have increased as a result of stronger than anticipated market performance. Compensation and related costs were $417.4 million in the current quarter, an increase of 8.1% over the third quarter of 2016, due primarily to additional headcount, an increase in the interim accrual of the annual bonus, and higher benefits. Higher benefit expenses include additional compensation expense related to the supplemental savings plan as stronger equity markets have increased the liability. These increases were offset in part by higher labor capitalization related to internally developed software as the firm continues to invest in its technology capabilities. Average staff size increased by 7.0% from the third quarter of 2016, and the firm employed 6,796 associates at September 30, 2017. Advertising and promotion costs were $14.0 million in the current quarter, compared with $14.7 million in the 2016 quarter. The firm currently expects advertising and promotion costs for 2017 to increase up to 10% over 2016 as the firm executes on its strategic initiatives. Occupancy and facility costs, together with depreciation expense, were $84.0 million in the current quarter, an increase of 5.9% compared to the third quarter of 2016. The increase is due primarily to added costs to update and enhance technology capabilities, including related maintenance programs. Other operating expenses were $120.4 million in the current quarter, an increase of 20.0% from the comparable 2016 quarter, as operational and regulatory business demands continue to grow.

5 Net non-operating income was $67.3 million in the current quarter, a decrease of $21.0 million from the third quarter of 2016. The components and variances are included in the table below: Three months ended 9/30/2016 9/30/2017 $ change Net realized gains on dispositions of sponsored fund investments $ — $ .1 $ .1 Ordinary dividend distributions from sponsored fund investments 1.7 5.3 3.6 Unrealized gains on sponsored investment portfolios used to hedge the supplemental savings plan liability — 6.1 6.1 Unrealized gains on sponsored equity method and other trading investments 9.0 7.3 (1.7) Net gain recognized upon deconsolidation of sponsored funds 1.1 .1 (1.0) Net investment income on consolidated sponsored investment portfolios 73.8 37.5 (36.3) Other investment income 2.7 10.0 7.3 Other non-operating expenses, including foreign currency gains and losses — .9 .9 Net non-operating income $ 88.3 $ 67.3 $ (21.0) The firm's effective tax rate for the third quarter of 2017 was 34.4%, compared with the full-year 2017 rate of 37.4% that the firm expected at the time of its second quarter earnings release. The number of stock option exercises and the related tax benefits recognized were higher than originally expected. The firm currently estimates its effective tax rate for 2017 will be about 35.9%. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “U.S. stocks continued to rise in the third quarter, with most major indexes finishing September at or near record highs. Led by emerging markets, international stocks again outperformed U.S. shares as international currencies remained strong relative to the U.S. dollar. Healthy credit conditions contributed to positive fixed income returns globally, with non-U.S. and high yield debt outperforming other sectors. "Our assets under management this quarter grew by nearly five percent, boosted by robust market returns and our highest level of net inflows since the first quarter of 2014. Our relative investment performance remained strong across asset classes and time periods, which helped drive increased client interest in our investment solutions and our approach to active investment management. We are encouraged by the green shoots of activity we see in key strategic areas. "Highlights of our progress include: • Multi-Asset Investing - We continue to grow our multi-asset capabilities and are delighted with the additions of a global solutions portfolio manager and three regional heads of multi-asset solutions for the U.S., EMEA, and Asia Pacific. We are also excited about several upcoming product launches. • U.S. Intermediaries - Our mutual funds are now available to retail investors and advisors on all major retail and RIA platforms with no transaction fee. Their inclusion earlier this year on Charles Schwab's

6 and Fidelity's NTF platforms is off to a strong start and contributing to market share growth for our U.S. intermediary channels. • Global Product and Distribution - Activity outside the U.S. includes further buildout of our SICAV and OEIC lineups, and new business across EMEA and Asia Pacific. We also continue to develop new products across asset classes and geographies that are intended to broaden our product offerings. • New York Technology Development Center (TDC) - The New York TDC has moved to its permanent location in Midtown South, where a growing team of specialized technology professionals and data scientists is enhancing our capabilities to amplify the firm's use of advanced analytics, machine learning, and digital technologies to improve client experiences, enhance customer segmentation, and augment our investment process. “Despite the competitive challenges from passive and intensified regulation, the outstanding work of our associates in delivering results and meeting the needs of our clients is keeping us on the right path for growth. We remain committed to the planned investments in our strategic initiatives and we are confident that this will strengthen our competitiveness and performance in the years ahead.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2017 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at September 30, 2017. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2016 Form 10-K and September 30, 2017 Form 10-Q filed later today. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)

	Three months ended		Nine months ended	
Revenues	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Investment advisory fees	$ 970.5	$ 1,096.7	$ 2,761.9	$ 3,131.7
Administrative fees	85.7	87.6	263.6	266.2
Distribution and servicing fees	36.7	37.4	106.2	109.0
Net revenues	1,092.9	1,221.7	3,131.7	3,506.9
Operating expenses				
Compensation and related costs	386.2	417.4	1,112.4	1,218.6
Advertising and promotion	14.7	14.0	52.7	58.2
Distribution and servicing costs	36.7	37.4	106.2	109.0
Depreciation and amortization of property and equipment	34.0	35.0	100.0	106.9
Occupancy and facility costs	45.3	49.0	127.5	141.2
Other operating expenses	100.3	120.4	296.6	345.2
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter	—	—	166.2	(50.0)
Total operating expenses	617.2	673.2	1,961.6	1,929.1
Net operating income	475.7	548.5	1,170.1	1,577.8
Non-operating income				
Net investment income on investments	14.5	28.9	91.1	165.1
Net investment income on consolidated sponsored investment portfolios	73.8	37.5	124.0	125.8
Other income	—	.9	(.2)	3.4
Total non-operating income	88.3	67.3	214.9	294.3
Income before income taxes	564.0	615.8	1,385.0	1,872.1
Provision for income taxes	201.3	211.6	497.8	677.5
Net income	362.7	404.2	887.2	1,194.6
Less: net income attributable to redeemable non-controlling interests	34.9	13.3	52.0	43.9
Net income attributable to T. Rowe Price Group	**327.8**	**390.9**	**835.2**	**1,150.7**
Less: net income allocated to outstanding restricted stock and stock unit holders	7.3	8.8	17.1	26.0
Net income allocated to T. Rowe Price Group common stockholders	**$ 320.5**	**$ 382.1**	**$ 818.1**	**$ 1,124.7**
Earnings per share on common stock of T. Rowe Price Group				
Basic	$ 1.30	$ 1.59	$ 3.32	$ 4.67
Diluted	$ 1.28	$ 1.56	$ 3.25	$ 4.60
Weighted-average common shares				
Outstanding	245.6	240.3	246.4	240.7
Outstanding assuming dilution	250.1	244.4	251.5	244.3
Dividends declared per share	$ .54	$ .57	$ 1.62	$ 1.71

7

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Sponsored U.S. mutual funds				
Stock and blended asset	$ 579.3	$ 656.8	$ 1,649.9	$ 1,879.5
Bond and money market	124.2	127.1	354.8	374.5
	703.5	783.9	2,004.7	2,254.0
Other investment portfolios				
Stock and blended asset	222.2	259.6	630.4	727.8
Bond, money market, and stable value	44.8	53.2	126.8	149.9
	267.0	312.8	757.2	877.7
Total	$ 970.5	$ 1,096.7	$ 2,761.9	$ 3,131.7

Assets Under Management (in billions)	Average during					
	Three months ended		Nine months ended		As of	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017	12/31/2016	9/30/2017
Sponsored U.S. mutual funds						
Stock and blended asset	$ 399.3	$ 452.9	$ 381.5	$ 438.2	$ 401.3	$ 461.9
Bond and money market	112.0	123.2	108.2	119.6	112.9	123.4
	511.3	576.1	489.7	557.8	514.2	585.3
Other investment portfolios						
Stock and blended asset	218.2	264.6	208.2	247.0	220.8	273.1
Bond, money market, and stable value	74.1	86.7	70.4	81.5	75.8	89.5
	292.3	351.3	278.6	328.5	296.6	362.6
Total	$ 803.6	$ 927.4	$ 768.3	$ 886.3	$ 810.8	$ 947.9

Net Cash Flows After Client Transfers (in billions)	Three months ended 9/30/2017	Nine months ended 9/30/2017
Sponsored U.S. mutual funds		
Stock and blended asset funds	$ (6.3)	$ (14.9)
Bond funds	(.4)	4.3
Money market funds	1.6	2.0
	(5.1)	(8.6)
Other investment portfolios		
Stock and blended assets	5.7	9.0
Fixed income, money market, and stable value	5.3	9.9
	11.0	18.9
Total net cash flows after client transfers	$ 5.9	$ 10.3

8

Unaudited Condensed Consolidated Cash Flows Information (in millions)

	Nine months ended					
	9/30/2016			9/30/2017		
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $111 of stock-based compensation expense and $150 related to the Dell appraisal rights matter attributable to T. Rowe Price Group in 2017	$ 1,235.3	$ (967.1)	$ 268.2	$ 1,462.4	$ (1,109.6)	$ 352.8
Cash provided by (used in) investing activities, including ($129) for additions to property and equipment and $294 of proceeds from the sale of available-for-sale investments attributable to T. Rowe Price Group in 2017	(163.1)	273.4	110.3	(63.2)	138.6	75.4
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(457) and dividends paid of $(421) in 2017	(843.5)	798.2	(45.3)	(734.7)	1,005.3	270.6
Effect of exchange rate changes on cash and cash equivalents	—	(18.2)	(18.2)	—	6.9	6.9
Net change in cash and cash equivalents during period	$ 228.7	$ 86.3	$ 315.0	$ 664.5	$ 41.2	$ 705.7

Unaudited Condensed Consolidated Balance Sheet Information (in millions)

	As of	
	12/31/2016	9/30/2017
Cash and cash equivalents	$ 1,204.9	$ 1,869.4
Accounts receivable and accrued revenue	455.1	507.9
Investments	1,257.5	1,359.3
Assets of consolidated sponsored investment portfolios	1,680.5	2,082.1
Property and equipment, net	615.1	635.0
Goodwill	665.7	665.7
Other assets	346.2	260.2
Total assets	6,225.0	7,379.6
Total liabilities, includes $65.6 at December 31, 2016, and $53.8 at September 30, 2017, from consolidated sponsored investment portfolios	529.2	897.8
Redeemable non-controlling interests	687.2	953.8
Stockholders' equity, 242.2 common shares outstanding at September 30, 2017, includes net unrealized holding gains of $13.0 at September 30, 2017	$ 5,008.6	$ 5,528.0

Cash, Cash Equivalents, and Investments Information (in millions)

	Interest Held by T. Rowe Price Group						
	Cash and discretionary investments in sponsored portfolios	Investments in sponsored portfolios to hedge supplemental savings plan	Seed capital investments in sponsored portfolios	Investment in UTI and other investments	Total	Redeemable non-controlling interests	As reported on consolidated balance sheet 9/30/2017
Cash and cash equivalents	$ 1,869.4	$ —	$ —	$ —	$ 1,869.4	$ —	$ 1,869.4
Investments	713.3	178.4	229.7	237.9	1,359.3	—	1,359.3
Net assets of consolidated sponsored investment portfolios	153.9	—	920.6	—	1,074.5	953.8	2,028.3
	$ 2,736.6	$ 178.4	$ 1,150.3	$ 237.9	$ 4,303.2	$ 953.8	$ 5,257.0

9

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule (in millions, except for per-share amounts) reconciles U.S. GAAP financial measures to non-GAAP measures for the three- and nine-month period ended September 30, 2016 and 2017.

	Three months ended		Nine months ended	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Operating expenses, GAAP basis	$ 617.2	$ 673.2	$ 1,961.6	$ 1,929.1
Non-GAAP adjustments:				
Expenses of consolidated sponsored investment portfolios, net of elimination of its related management fee[1]	(1.6)	(1.8)	(4.6)	(5.3)
Compensation expense related to market valuation changes in supplemental savings plan liability[2]	—	(5.7)	—	(5.7)
Insurance recoveries (nonrecurring charge) related to Dell appraisal rights matter[4]	—	—	(166.2)	50.0
Adjusted operating expenses	$ 615.6	$ 665.7	$ 1,790.8	$ 1,968.1
Net income attributable to T. Rowe Price Group, GAAP basis	$ 327.8	$ 390.9	$ 835.2	$ 1,150.7
Non-GAAP adjustments:				
Net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests[1]	(35.1)	(21.0)	(62.1)	(73.4)
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability less related compensation expense[2]	—	(.4)	—	(.4)
Non-operating income, excluding impacts of consolidated sponsored investment portfolios and investments designated as an economic hedge of supplemental savings plan liability[3]	(14.5)	(23.7)	(90.9)	(162.4)
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter[4]	—	—	166.2	(50.0)
Income tax impacts of non-GAAP adjustments[5]	21.7	16.3	(2.7)	112.7
Adjusted net income attributable to T. Rowe Price Group	$ 299.9	$ 362.1	$ 845.7	$ 977.2
Diluted earnings per common share, GAAP basis	$ 1.28	$ 1.56	$ 3.25	$ 4.60
Non-GAAP adjustments:				
Consolidated sponsored investment portfolios[1]	(.07)	(.05)	(.13)	(.18)
Non-operating income, excluding impacts of consolidated sponsored investment portfolios and investments designated as an economic hedge of supplemental savings plan liability[3]	(.04)	(.06)	(.22)	(.39)
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter[4]	—	—	.39	(.12)
Adjusted diluted earnings per common share[6]	$ 1.17	$ 1.45	$ 3.29	$ 3.91

[1] The non-GAAP adjustments add back the management fees that the firm earns from the consolidated sponsored investment portfolios and subtract the investment income and operating expenses of these portfolios that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated sponsored investment portfolios may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests:

10

	Three months ended		Nine months ended	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Net investment income of consolidated sponsored portfolios	$ 73.8	$ 37.5	$ 124.0	$ 125.8
Operating expenses of consolidated sponsored portfolios	(3.8)	(3.2)	(9.9)	(8.5)
Net income of consolidated sponsored portfolios	70.0	34.3	114.1	117.3
Less: net income attributable to redeemable non-controlling interests	34.9	13.3	52.0	43.9
T. Rowe Price's portion of net income	$ 35.1	$ 21.0	$ 62.1	$ 73.4

(2) This non-GAAP adjustment removes the impact of market movements on the supplemental savings plan liability and related investments designated as economic hedges of the liability beginning July 1, 2017. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by the employee. Since the firm economically hedges the exposure to these market movements, management believes it is useful to offset the non-operating investment income earned on the hedges against the related compensation expense to increase comparability period to period. The following table details the supplemental savings plan related items:

	Three months ended		Nine months ended	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability	$ —	$ 6.1	$ —	$ 6.1
Compensation expense from market valuation changes in supplemental savings plan liability	—	(5.7)	—	(5.7)
Non-operating income of investments designated as an economic hedge of supplemental savings plan liability less compensation expense	$ —	$ .4	$ —	$ .4

(3) This non-GAAP adjustment removes the non-operating income that remains after backing out the portion related to the consolidated sponsored investment portfolios and investments designated as an economic hedge of our supplemental savings plan liability. Management believes excluding non-operating income helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of non-operating income when managing the firm and evaluating its performance. The following table details the calculation of other non-operating income:

	Three months ended		Nine months ended	
	9/30/2016	9/30/2017	9/30/2016	9/30/2017
Total non-operating income	$ 88.3	$ 67.3	$ 214.9	$ 294.3
Less: net investment income of consolidated sponsored portfolios	73.8	37.5	124.0	125.8
Less: non-operating income from investments designated as an economic hedge of supplemental savings plan liability	—	6.1	—	6.1
Total other non-operating income	$ 14.5	$ 23.7	$ 90.9	$ 162.4

(4) In the second quarter of 2016, the firm recognized a nonrecurring charge of $166.2 million related to the firm's decision to compensate certain clients in regard to the Dell appraisal rights matter. In the first quarter of 2017, the firm recognized insurance recoveries of $50 million as a reduction in operating expenses from claims that were filed in relation to the matter. Management believes it is useful to readers of the firm's consolidated statements of income to adjust for these charges and non-recurring insurance recoveries in arriving at adjusted operating expenses and net income attributable to T. Rowe Price Group, Inc. and diluted earnings per share, as this will aid with comparability to prior periods and analyzing the firm's core business results.

(5) These were calculated using the effective tax rate applicable to the related items.

(6) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group, Inc. divided by the weighted-average common shares outstanding assuming dilution.

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